9603 Bright Scholar Education Holdings Limited VIF Proof 1 Exhibit 99.4 Doc 5 Annual General Meeting for Bright Scholar Education Holdings Limited to be held June 24, 2020 For Holders as of May 21, 2020 Annual General Meeting for Bright Scholar Education Holdings Limited June 24, 2020 See Voting Instruction On Reverse Side. Date: Please make your marks like this:  Use pen only  For Against Abstain RESOLUTION MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. 1. The ordinary resolution as set out in the Notice of Annual General Meeting regarding the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2020. All votes must be received by 5:00 pm, New York Time on June 16, 2020. PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Copyright © 2020 Mediant Communications Inc. All Rights Reserved Please Sign Here Please Date Above 9603 Bright Scholar Education Holding Limited VIF.indd 1 4/20/2020 10:09:33 AM  Please separate carefully at the perforation and return just this portion in the envelope provided.

9603 Bright Scholar Education Holdings Limited VIF Proof 1 BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. (New York Time) on June 16, 2020) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Bright Scholar Education Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 21, 2020 at the Annual General Meeting June 24, 2020 in Foshan, China. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. 3. Shareholders may view and download the Company’s Annual Report for 2019 and Notice of 2020 Annual General Meeting from the Company’s website at: http://ir.brightscholar.com/ (Continued and to be marked, dated and signed, on the other side) 9603 Bright Scholar Education Holding Limited VIF.indd 2 4/20/2020 10:09:33 AM PROXY TABULATOR FOR BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED P.O. Box 8016 CARY, NC 27512-9903